September 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CleanSpark, Inc.

Registration Statement on Form S-4 (File No. 333-281313)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CleanSpark, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, on Monday, September 23, 2024, or as soon thereafter as is practicable.

The Company hereby authorizes Christopher Bellini, Esq. or Mehrnaz Jalali, Esq. to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Bellini at (612) 260-9019 or Ms. Jalali at (212) 453-3949.

Very truly yours,

CLEANSPARK, INC.

/s/ Zachary K. Bradford
Zachary K. Bradford
Chief Executive Officer